UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-39327

SEADRILL LIMITED

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Brazil Contract Award for West Tellus

Hamilton, Bermuda, December 17, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE: SDRL) today announced the ultra-deepwater drillship, West Tellus, was awarded a 1,095-day contract for the Sépia and Atapu fields in the Santos Basin, offshore Brazil, following a competitive tender process. The contract, awarded by Petrobras, will contribute approximately $498 million to Seadrill’s order backlog, including additional services and excluding a mobilization fee of $41 million. The program is expected to commence in the first quarter of 2026 and includes an optional period of up to 305 additional days. Petrobras holds a 65.7% stake in the shared Atapu field, a 55.3% stake in the shared Sépia field and is the Operator in both areas.

“This contract and the recently announced award for West Jupiter deepens our relationship with a key customer at the heart of the deepwater market” said President and Chief Executive Officer, Simon Johnson. “These fixtures provide approximately $1 billion of additional backlog and a meaningful uplift to earnings and free cash flow beginning in 2026.”

About Seadrill

Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this news release, including, without limitation, those regarding the Company’s plans, strategies, business prospects and rig activity, including with respect to backlog and contract commencement dates and durations, impact on earnings and free cash flow and changes and trends in its business and the markets in which it operates, are forward-looking statements. These statements may include words such as “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: those described under Item 3D “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2024, offshore drilling market conditions, including supply and demand, day rates, customer drilling programs and effects of new or reactivated rigs on the market, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, the review of competition authorities, the impact of global economic conditions and global health threats, pandemics and epidemics, political and other uncertainties, including those related to the conflicts in Ukraine and the Middle East, and any related sanctions, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems, and other important factors described from time to time in the reports filed or furnished by us with the SEC.

The foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. We expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or beliefs with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based, except as required by law.

Investors should note that we announce material financial information in SEC filings, press releases and public conference calls. Based on guidance from the SEC, we may use the Investors section of our website (www.seadrill.com) to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on our website is not part of, and is not incorporated into, this news release.

Contact Information

Kevin Smith

Vice President – Corporate Finance and Investor Relations

ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: December 17, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THE FIRST PARAGRAPH OF THIS REPORT ON FORM 6-K AND THE SECTION OF THIS REPORT ON FORM 6-K ENTITLED “FORWARD-LOOKING STATEMENTS” (COLLECTIVELY, THE “INCORPORATED INFORMATION”) ARE HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.